Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended June 30,
	Basic		Diluted
	2018	2017	2018	2017
Weighted average number of common shares outstanding	57,543	56,648	57,543	56,648
Potential dilution from share-based payment awards	—	—	4,723	5,236
Total shares	57,543	56,648	62,266	61,884

Net income	$21,766	$8,426	$21,766	$8,426
Less: net loss attributable to non-controlling interest	131	951	131	951
Net income attributable to Pinnacle Entertainment, Inc.	$21,897	$9,377	$21,897	$9,377

Per share data:
Net income per common share	$0.38	$0.17	$0.35	$0.15

	For the six months ended June 30,
	Basic		Diluted
	2018	2017	2018	2017
Weighted average number of common shares outstanding	57,225	56,314	57,225	56,314
Potential dilution from share-based payment awards	—	—	5,030	5,149
Total shares	57,225	56,314	62,255	61,463

Net income	$43,560	$25,634	$43,560	$25,634
Less: net loss attributable to non-controlling interest	280	960	280	960
Net income attributable to Pinnacle Entertainment, Inc.	$43,840	$26,594	$43,840	$26,594

Per share data:
Net income per common share	$0.77	$0.47	$0.70	$0.43